Peter J. Vazquez, Jr. nj & ny bars Jeffrey Heldman nj & ny bars Steven L. Vazquez nj & ny bars of counsel

September 2, 2014

Sonia Bednarowski
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:          Premiere Opportunities Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 16, 2014
File No.  000-52047

Dear Ms. Bednaroski:

This correspondence shall confirm that Premiere Opportunities Group, Inc. Shall have until September 8, 2014 to file an amended 10-K.

Thank you.

Very truly yours, PETER J. VAZQUEZ, JR.

Tel 973.434.7062 Fax 973.434.7063	18 Hook Mountain Road Pine Brook, New Jersey 07058	pvazquez@vazquezfirm.com www.vazquezfirm.com